John A. Burgess

+1 617 526 6418(t)

+1 617 526 5000(f)

john.burgess@wilmerhale.com

March 10, 2010

By EDGAR Submission

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 4561

Washington, D.C. 20549

Attention: Mark P. Shuman and Katherine Wray

Re:	Bottomline Technologies (de), Inc.
Registration Statement on Form S-3
Filed January 27, 2010
File No. 333-164538

Ladies and Gentlemen:

On behalf of Bottomline Technologies (de), Inc., a Delaware corporation (the “Company”), submitted herewith for filing is Amendment No. 1 (“Amendment No. 1”) to the Registration Statement referred to above (the “Registration Statement”).

Amendment No. 1 is being filed in response to comments contained in the letter dated February 22, 2010 from Mark P. Shuman of the Staff of the Securities and Exchange Commission to Robert A. Eberle, the Company’s Chief Executive Officer. The responses set forth below are keyed to the numbering of the comments used in the Staff’s letter. Where appropriate, the Company has responded to the Staff’s comments by making changes to the Registration Statement as set forth in Amendment No. 1. Page numbers in the responses refer to the applicable pages of Amendment No. 1.

General

1.	We note that the staff of the Division of Corporation Finance currently has an open review relating to the company’s Form 10-K for the fiscal year ended June 30, 2009, and related filings. We note further that your registration statement incorporates by reference your Form 10-K. Please be advised that we will not be in a position to accelerate effectiveness of your registration statement until all comments relating to the staff’s open review of your periodic filings are resolved.

Response:	The Company acknowledges the Staff’s comment.

March 10, 2010

Incorporation by Reference, page 2

2.	Please revise your registration statement to expressly incorporate by reference your Form 10-Q for the quarterly period ended December 31, 2009, and to provide conforming related disclosure throughout your filing. It appears that you should also incorporate by reference your current report on Form 8-K filed on August 6, 2009, pursuant to Item 12(a)(2) of Form S-3. Please revise your filing accordingly. See also Question 123.05 of our Securities Act Forms Compliance and Disclosure Interpretations relating to incorporation by reference of filings made after the date of the initial filing of the registration statement and prior to effectiveness.

Response:	The Company has revised page 2 in response to the Staff’s comment.

Description of Stock Purchase Contracts and Stock Purchase Units, page 24

3.	You disclose that stock purchase contracts may be issued as part of stock purchase units, consisting of one or more stock purchase contracts and beneficial interests in “debt obligations of third parties” (among other securities). Please tell us the process that you contemplate using to ensure that such an issuance would be made in compliance with the registration requirements of the Securities Act, as it appears it would involve the offer and sale of a separate security that is not being registered in your core registration on Form S-3.

Response:	The Company has revised page 24 in response to the Staff’s comment, thereby deleting the reference to debt obligations of third parties.

* * *

March 10, 2010

If you require additional information, please telephone the undersigned at the telephone number indicated on the first page of this letter.

Yours sincerely,

/s/ John A. Burgess
John A. Burgess

cc:	Robert A. Eberle, Bottomline Technologies (de), Inc.